October 12, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Tornier B.V.
Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below is the Company’s supplemental response to the matter raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Comment 3 of your letter, dated September 29, 2010, to the Company (the “SEC Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, and amended on each of July 15, 2010, August 11, 2010, September 14, 2010 and October 4, 2010 (the “Registration Statement”) in respect of the Company’s initial public offering of its ordinary shares.  On October 4, 2010, the Company submitted to the Commission Amendment No. 4 to the Registration Statement (the “Fourth Amendment”), containing changes made in response to the Staff’s comments.  Following discussions with the Staff on October 8, 2010 and October 12, 2010, we have set forth below additional information relating to Comment 3 of the SEC Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the Fourth Amendment.

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Special Note Regarding Forward-Looking Statements and Industry Data, page 39

1.                                       Comment:  We are unable to agree with your analysis or conclusions provided in your response to prior comment 5.  Therefore, we reissue the comment to file Millennium Research Group’s consent as an exhibit in your registration statement.

Response:  The Company respectfully submits that it has reconsidered its prior response to Comment 3 of the SEC Comment Letter and, further to discussions with Tom Jones of the Staff, will re-file as Exhibit 99.1 in the Company’s next amendment to the Registration Statement the requested consent of Millennium Research Group.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

cc:	Mr. Tom Jones, Staff Attorney
Carmen L. Diersen, Global Chief Financial Officer
Cristopher Greer, Esq.